UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

In connection with the Company’s report on 6-K dated November 27, 2020, regarding the resignation of Tatiana Yosef from her position as the Company’s Chief Financial Officer, the board of directors of the Company has appointed Mr. Oz Adler to replace Ms. Tatiana Yosef and to serve as the Company Chief Financial Officer commencing on January 15, 2021. Mr. Adler’s employment with the Company shall commence on December 1, 2020.

Since September 2017, Mr. Adler has served as VP Finance and Chief Financial Officer of Therapix Biosciences Ltd., a former Nasdaq listed company that is currently listed on the OTC Pink Sheets. Between 2012 and 2017, Mr. Adler worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business management from The College of Management, Israel.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-238162 and No. 333-237774) and Form S-8 (File No. 333-206803, No. 333-221019 and No. 333-229429).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: November 30, 2020	By:	/s/ Liron Carmel
Liron Carmel
Chief Executive Officer